UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

VIZIO Holding Corp.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

92858V 101

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92858V 101

1.	Names of Reporting Persons. Williiam Wei Wang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 72,797,328 (See Item 4(a) below)
	6.	Shared Voting Power 4,839,871
	7.	Sole Dispositive Power 72,797,328 (See Item 4(a) below)
	8.	Shared Dispositive Power 4,839,871
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 77,637,199 (See Item 4(a) below)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (9) 40.8% (See Item 4(b) below)
12.	Type of Reporting Person (See Instructions) IN

Item 1(a)	Name of Issuer:

VIZIO Holding Corp.

Item 1(b)	Address of Issuer’s Principal Executive Offices:

39 Tesla

Irvine, CA 92618

Item 2(a)	Name of Person Filing:

William Wei Wang

Item 2(b)	Address of Principal Business Office or, if none, Residence:

c/o VIZIO Holding Corp.

39 Tesla

Irvine, CA 92618

Item 2(c)	Citizenship:

William Wei Wang is a United States citizen.

Item 2(d)	Title of Class of Securities:

Class A Common Stock, par value $0.0001 per share

Item 2(e)	CUSIP Number:

92858V 101

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or 240.13d-2(c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

(a)	Amount beneficially owned:

As of December 31, 2021, William Wei Wang had sole voting and dispositive power over the following shares: (i) 495,186 shares of Class A Common Stock and 873,000 shares of Class B Common Stock held by William Wei Wang, (ii) 64,801,767 shares of Class B Common Stock held by The William W. Wang Separate Property Trust, for which Mr. Wang serves as trustee (iii) 6,300,000 shares of Class B Common Stock held by W. Wang 2021 GRAT, dated February 22, 2021, for which Mr. Wang serves as trustee, and (iv) 327,375 shares of Class A Common Stock issuable to Mr. Wang upon vesting of restricted stock units within 60 days following December 31, 2021.

As of December 31, 2021, William Wei Wang had shared voting and dispositive power over 4,839,871 shares of Class B Common Stock held by the Wang Family Trust, for which Mr. Wang and his spouse serve as trustees.

Each share of Class B Common Stock is convertible into one share of Class A Common Stock at the option of the holder and has no expiration date. Each share of Class B Common Stock is entitled to ten votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to the aforementioned conversion rights and voting rights.

(b)    Percent of class:

40.8%

The ownership percentage above is calculated based on 113,219,961 shares of Class A Common Stock outstanding as of December 31, 2021.

(c)    Number of shares as to which the person has:

(i) Sole power to vote or direct the vote: 72,797,328 shares

(ii) Shared power to vote or direct the vote:4,839,871 shares

(iii) Sole power to dispose or to direct the disposition of: 72,797,328 shares

(iv) Shared power to dispose or to direct the disposition of: 4,839,871 shares

Item 5.	Ownership of 5 Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

Not applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2022

/s/ William Wei Wang
William Wei Wang